UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 001-10898

A.                                    Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Travelers 401(k) Savings Plan

385 Washington Street

St. Paul, MN 55102

B.                                    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Travelers Companies, Inc.

485 Lexington Avenue

New York, NY 10017

REQUIRED INFORMATION

The Travelers 401(k) Savings Plan (the Plan) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedule prepared in accordance with the financial reporting requirements of ERISA.

* Other schedules required by Form 5500, which are not applicable, have not been included.

Report of Independent Registered Public Accounting Firm

The Plan Administrative Committee and Plan Participants of

The Travelers 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Travelers 401(k) Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2015, is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

/s/ KPMG LLP
Minneapolis, Minnesota
June 17, 2016

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

At December 31,	2015	2014
Assets
Investments:
At fair value:
Mutual funds	$2,665,023	$2,674,602
Collective/common trust funds	1,159,177	1,089,579
Common stock	444,473	454,141
Fidelity BrokerageLink investments	116,146	119,154
Short-term investments	27,839	19,087
Total investments, at fair value	4,412,658	4,356,563

At contract value:
Fully benefit-responsive investment contracts	576,743	593,936
Total investments	4,989,401	4,950,499

Receivables:
Employer contributions	103,339	98,556
Notes receivable from participants	92,567	90,458
Investments sold but not delivered	3,066	259
Total receivables	198,972	189,273

Cash	7	21
Total assets	5,188,380	5,139,793

Liabilities
Accrued expenses	545	739
Investments purchased but not delivered	—	1,190
Other payables	3,053	3,050
Total liabilities	3,598	4,979
Net assets available for benefits	$5,184,782	$5,134,814

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

For the year ended December 31,	2015	2014

Additions to net assets attributed to:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$(132,999)	$172,067
Mutual fund dividends	150,084	133,794
Interest	13,250	11,400
Common stock dividends	10,930	10,685
Preferred stock dividends	41	31
Total investment income	41,306	327,977

Contributions:
Employee	218,807	209,064
Employer	103,339	98,556
Rollover and other	33,976	29,090
Total contributions	356,122	336,710

Total additions, net	397,428	664,687

Deductions from net assets attributed to:
Paid to participants in cash	332,246	360,568
Common stock distributed at fair value	10,762	7,704
Administrative expenses	4,452	4,329
Total deductions	347,460	372,601

Net increase	49,968	292,086

Net assets available for benefits:
Beginning of year	5,134,814	4,842,728
End of year	$5,184,782	$5,134,814

See accompanying notes to financial statements.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.                       DESCRIPTION OF THE PLAN

The following brief description of The Travelers 401(k) Savings Plan (the Plan) is provided for general information purposes.  Participants should refer to the Plan document and the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan, which provides retirement and other benefits to eligible employees of participating companies.  The Travelers Companies, Inc. (TRV) and participating affiliated employers (collectively, the Company) currently participate in the Plan.  TRV has appointed the Administrative Committee as the delegated authority for administrative matters involving the Plan and the Benefit Plans Investment Committee as the delegated authority for management and control of the assets of the Plan (including the designation of investment funds).  Fidelity Management Trust Company (FMTC) is the trustee for the trust maintained in connection with the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Participation

All U.S. employees of participating companies, as defined by the Plan, are eligible to participate immediately upon employment, subject to limited exclusions.

Employee Contributions

Eligible employees who elect to participate in the Plan may contribute up to 75% of their eligible compensation (as defined by the Plan) into the Plan subject to the statutory limitation of $18,000.  A participant who is, or will be, age 50 or older by the end of the year could make additional catch-up contributions of up to $6,000. Employee contributions can be made pre-tax, after-tax through the Roth 401(k) or a combination of both up to the applicable limit. Newly hired eligible employees are automatically enrolled at a 5% pre-tax contribution rate, if they do not affirmatively make an election not to participate, to participate at a different rate or to contribute on an after-tax Roth 401(k) basis.  Temporary status employees are eligible to participate in the Plan; however, they will not be automatically enrolled.

The Plan allows for rollover contributions to be made to the Plan by eligible participants.  These rollover contributions are eligible distributions from employer plans or individual retirement accounts (excluding Roth IRAs) either by a direct rollover to the Plan or by a distribution followed by a contribution within sixty days of receipt.

Employer Contributions

The Company matched 100% of the Plan participant’s contributions, up to the first 5% of annual eligible pay, subject to a maximum annual match amount of $6,000.  The Company matching contribution is made once a year and is invested according to the participant’s current investment election for new contributions going into the Plan.  Employer contributions totaling $102,850,907 for plan year 2015 and $98,015,032 for plan year 2014 were made into the Plan in January 2016 and January 2015, respectively.  Except for cases of retirement or termination due to disability or death, the matching contribution was made only for participants employed on the last working day of December.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.                       DESCRIPTION OF THE PLAN, Continued

The Aetna Supplemental Company Contribution (the Supplemental Contribution) was established under the Travelers 401(k) Plan in conjunction with the April 2, 1996 acquisition by Travelers Insurance Group Holdings Inc. (TIGHI) of the outstanding capital stock of Travelers Casualty and Surety Company (formerly Aetna Casualty and Surety Company) and The Standard Fire Insurance Company.  TIGHI is a wholly-owned subsidiary of Travelers Property Casualty Corp. which is a wholly-owned subsidiary of TRV.  The Supplemental Contribution provides a fixed annual contribution into the Plan for eligible employees (Aetna participants). The contribution amount for each Aetna participant is fixed for each year the employee remains actively employed with the Company.  In the year an employee terminates employment, retires, becomes disabled or dies, the contribution will be prorated to reflect the number of full months worked.  The Aetna participants are fully vested in this supplemental account. The Supplemental Contributions totaling $487,837 for plan year 2015 and $540,561 for plan year 2014 were made to the Plan in February 2016 and February 2015, respectively.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, employer contributions and allocations of Plan earnings as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants generally may elect to have their contributions invested in the funds listed in the Plan’s provisions as they choose and may generally also transfer their balances daily among these funds.  Limitations apply to investment of participant accounts in TRV stock as well as to direct exchanges from the Stable Value Fund to the Vanguard Prime Money Market Fund.  Effective February 29, 2016, the TRV common stock fund is closed to new investments, with the exception of dividends.  Participants are permitted to exchange balances out of the TRV common stock fund, but they cannot direct any new contributions to, or make an exchange into, this fund.

Vesting

Participants are 100% vested in their contributions, the Supplemental Contribution and related earnings.  In general, participants are vested in their Company matching contributions and related earnings after three years of service.  Participants also become vested in full if they reach age 62 while employed, terminate employment due to a disability, die prior to termination of employment or while in qualified military service, or upon termination of the Plan.

Forfeitures

Forfeitures are transferred to a forfeiture account, which is maintained for the benefit of the Plan as a whole and is not attributable to any given participant.  The balance of the forfeiture account may be used to correct errors in the accounts of other participants, restore prior forfeitures, pay Plan administrative expenses or reduce matching contributions to the Plan, as directed by TRV.  At December 31, 2015 and 2014, the forfeiture account totaled $2,179,693 and $3,029,573, respectively.  Forfeitures used totaled $3,859,884 and $2,631,134 for 2015 and 2014, respectively.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of TRV stock allocated to his or her account and will be notified prior to the time that such rights are to be exercised.  FMTC will vote shares for which no directions have been timely received, and shares not credited to any participant’s account, in proportion to the vote cast by participants who have timely voted.   The Plan holds shares of Citigroup, Inc. (Citigroup) common stock as a result of a 2002 retirement plan spin-off from a plan maintained by Citigroup and such shares are voted in the same manner as described above for TRV shares.  Effective August 31, 2016, all remaining shares of Citigroup stock held in the Plan will be liquidated and it will cease to be an investment option under the Plan.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.                       DESCRIPTION OF THE PLAN, Continued

Notes Receivable from Participants

Participants may request to receive a loan from the Plan subject to a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s vested account balance or $50,000 minus the highest outstanding loan balance during the past 12 months.  Participants can only have two loans outstanding at any one time.  The interest rate established at the inception of a new loan is equal to the prime lending rate as reported by Reuters as of the last business day of the month prior to the month in which the loan originates, plus one percentage point.  Generally, loans are repaid by payroll deduction over a maximum period of five years (twenty years if the loan is designated as a primary residence loan).  A one-time set-up fee of $35 per loan is charged against the participant’s account.  In addition, ongoing quarterly loan maintenance fees of $3.75 per loan are charged against the participant’s account for each calendar quarter in which a balance on such loan is outstanding. At December 31, 2015, there were 11,666 outstanding loans totaling $92,566,681.  At December 31, 2014, there were 11,828 outstanding loans totaling $90,458,706.

Distributions and Withdrawals

Participants or beneficiaries may receive distributions from vested accounts under the Plan upon termination of employment, retirement, or death.  Distributions are made in the form of a lump-sum payment, or, if the vested account balance is greater than $5,000, participants may elect to have distributions made in full, partial or periodic installments. If a participant’s vested account balance following termination of employment is more than $1,000 but not more than $5,000 and the participant does not provide distribution instructions, the account will automatically be rolled over to a Fidelity IRA.

Participants are allowed to take in-service withdrawals from vested accounts after age 59½.  Prior to that age, withdrawals are allowed from selected accounts in the event of a defined financial hardship to satisfy the financial need.  Any hardship withdrawal prior to age 59½ from an account that holds 401(k) contributions is generally limited to the amount of 401(k) contributions made to such account, reduced by prior withdrawals from the account.  Withdrawals are also allowed for any reason from accounts funded by rollover contributions (defined above), as well as from certain after-tax accounts and predecessor accounts.  The after-tax accounts relate to employee after-tax contributions made under prior rules of the legacy plans (these are separate from Roth 401(k) contributions).  The predecessor accounts eligible for early withdrawal are accounts that were established in various legacy plans that require separate recordkeeping.  Other special withdrawal rights may apply to certain specified accounts or with respect to certain specified participants.

In-service withdrawals from accounts holding Roth 401(k) contributions are generally allowed under the same circumstances as withdrawals from accounts holding pre-tax 401(k) contributions, but Roth 401(k) contributions are generally withdrawn last.  The plan also provides for an in-plan Roth conversion for amounts eligible for withdrawal (other than for hardship); effective December 1, 2014, for vested, eligible assets.  An in-plan Roth conversion permits the participant to pay income tax on pre-tax amounts and convert them to Roth status.

To the extent an account is invested in TRV or Citigroup common shares, a withdrawal or distribution can be in the form of TRV or Citigroup common shares, respectively, or cash.  Any hardship withdrawal prior to age 59½ is in the form of cash.

Fidelity BrokerageLink Investments Fees

The Fidelity BrokerageLink investment option allows a participant to establish a brokerage account with Fidelity, which provides the opportunity to select from thousands of mutual funds, stocks, bonds, certificates of deposit, U.S. Treasury securities, mortgage-backed securities and other financial instruments. While there are no BrokerageLink annual account fees charged to participants, the investment options available through BrokerageLink have associated fees.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

1.                       DESCRIPTION OF THE PLAN, Continued

Administrative Expenses

Administrative expenses of the Plan are paid by the participants of the Plan to the extent not paid by the Company and allowable by the Plan.

2.                       SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Plan financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP).

Plan investments, other than short-term money market investments and fully benefit-responsive investment contracts, are stated at fair value (see Note 3).  Short-term money market investments are valued at cost plus accrued interest, which approximates their fair value.  Fully benefit-responsive investment contracts are valued at contract value, which is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Purchases and sales of all securities are recorded on a trade-date basis.

Notes receivable from participants are valued at their outstanding balances.

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates and assumptions.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, changes in the values of investment securities will occur in the near term that could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan provides for investment in TRV’s common stock fund.  Effective February 29, 2016, no new contributions (including Company match contributions) or investment transfers into the TRV common stock fund are allowed.  Dividends paid on shares in participants’ accounts invested in the TRV common stock fund will continue to be reinvested in the TRV common stock fund unless participants elect to receive dividends in cash.  At December 31, 2015 and 2014, approximately 8% and 9% of the Plan’s total assets, respectively, were invested in the common stock of TRV.  The underlying value of the TRV common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

Income Recognition

Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) in fair value of investments includes gains and losses in investments sold during the year as well as appreciation and depreciation of the investments held at the end of the year.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

2.                       SIGNIFICANT ACCOUNTING POLICIES, Continued

Payment of Benefits

Benefit payments are recorded when paid.

Adoption of Accounting Standard

Plan Accounting — Defined Contribution Pension Plans

In July 2015, the FASB issued updated guidance to reduce complexity in employee benefit plan accounting in several areas of Plan Accounting as follows:

Fully Benefit-Responsive Investment Contracts - The updated guidance removed the requirement that fully benefit-responsive investment contracts be measured at fair value for purposes of presentation and disclosure including removing the requirement to present a reconciliation of contract value to fair value on the face of the Plan’s financial statement. Under the updated guidance, fully benefit-responsive investment contracts are measured, presented and disclosed only at contract value. The Plan adopted the updated guidance effective January 1, 2015 and applied the update retrospectively which resulted in changes to the financial statement presentation and disclosure related to fully benefit-responsive investment contracts. The adoption of this guidance had no effect on the Plan’s change in net assets available for benefits, financial position or liquidity.

Plan Investment Disclosures - The updated guidance requires that investments (both participant-directed and nonparticipant-directed investments) be grouped and presented only by general type, eliminating the need to disaggregate the investments by nature, characteristics and risks and eliminating the requirement to disclose investments that represent 5% or more of net assets available for benefits. The Plan adopted the updated guidance effective January 1, 2015 and applied the update retrospectively.  The adoption of this guidance had no effect on the Plan’s change in net assets available for benefits, financial position or liquidity.

Measurement Date Practical Expedient - The updated guidance allows entities that have a fiscal year-end that does not coincide with a month-end to measure investments as of a month-end that is closest to the plan’s fiscal year-end.  This updated guidance was not applicable to the Plan.

3.                       FAIR VALUE MEASUREMENTS

The Plan’s estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance.  The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets and requires that observable inputs be used in the valuations when available.  The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable.  In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets and the lowest priority to unobservable inputs that reflect the Plan’s significant market assumptions.  The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety.  The three levels of the hierarchy are as follows:

•                  Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•                  Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.                       FAIR VALUE MEASUREMENTS, Continued

•                  Level 3 - Valuations based on models where significant inputs are not observable.  The unobservable inputs reflect the Plan’s own assumptions about the inputs that market participants would use.

Valuation of Investments Reported at Fair Value in Financial Statements

The fair value of a financial instrument is the estimated amount at which the instrument could be exchanged in an orderly transaction between knowledgeable, unrelated, willing parties, i.e., not in a forced transaction.  The estimated fair value of a financial instrument may differ from the amount that could be realized if the security was sold in an immediate sale, e.g., a forced transaction.  Additionally, the valuation of investments is more subjective when markets are less liquid due to the lack of market based inputs, which may increase the potential that the estimated fair value of an investment is not reflective of the price at which an actual transaction would occur.

For investments that have quoted market prices in active markets, the Plan uses the unadjusted quoted market prices as fair value and includes these prices in the amounts disclosed in Level 1 of the hierarchy.  The Plan receives the quoted market prices from third party, nationally recognized pricing services.  When quoted market prices are unavailable, the Plan utilizes these pricing services to determine an estimate of fair value.  The fair value estimates provided from these pricing services are included in the amount disclosed in Level 2 of the hierarchy.  If quoted market prices and an estimate from a pricing service are unavailable, the Plan produces an estimate of fair value based on internally developed valuation techniques, which, depending on the level of observable market inputs, will render the fair value estimate as Level 2 or Level 3.  The Plan bases all of its estimates of fair value for assets on the bid price as it represents what a third-party market participant would be willing to pay in an arm’s length transaction.

Plan investments (excluding fully benefit-responsive contracts) are stated at fair value as of December 31, 2015 and 2014, except for short-term investments that are valued at cost plus accrued interest, which approximates their fair value and are included in Level 1.

Mutual funds are valued at their quoted net asset value.  The Plan receives prices daily at the close of trading from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1.

The unit interests in the collective/common trust funds are valued at the net asset value per unit as reported by the sponsor of the collective/common trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The Plan includes the fair value estimates of these securities in Level 2.

Common stocks traded on national securities exchanges are valued at their closing market prices and are included in Level 1.

For the majority of Fidelity BrokerageLink investments, the Plan receives prices from a nationally recognized pricing service that are based on observable market transactions and includes these estimates in the amount disclosed in Level 1 (equities, mutual funds and government bonds).  The corporate bonds are disclosed in Level 2 since significant inputs are market observable. The certificates of deposit are valued at their certificate balances, which approximate fair value and are disclosed in Level 3 due to the significant inputs being unobservable.

The following tables present the level within the fair value hierarchy at which the Plan’s financial assets are measured on a recurring basis at December 31, 2015 and 2014 (in thousands).

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.                       FAIR VALUE MEASUREMENTS, Continued

At December 31, 2015	Total	Level 1	Level 2	Level 3
Invested assets
Mutual funds	$2,665,023	$2,665,023	$—	$—
Collective/common trust funds	1,159,177	—	1,159,177	—
Common stock	444,473	444,473	—	—
Fidelity BrokerageLink investments:
Common stock	65,667	65,445	222	—
Mutual funds	30,990	30,990	—	—
Interest-bearing cash	16,247	16,247	—	—
Certificates of deposit	914	—	—	914
Corporate bonds	974	—	974	—
Preferred stock	582	556	26	—
U.S. government securities	762	762	—	—
Other	10	10	—	—
Short-term investments	27,839	27,839	—	—
Total	$4,412,658	$3,251,345	$1,160,399	$914

During the year ended December 31, 2015, the Plan’s transfers between Level 1 and Level 2 were not significant.

At December 31, 2014	Total	Level 1	Level 2	Level 3
Invested assets
Mutual funds	$2,674,602	$2,674,602	$—	$—
Collective/common trust funds	1,089,579	—	1,089,579	—
Common stock	454,141	454,141	—	—
Fidelity BrokerageLink investments:
Common stock	68,870	68,766	104	—
Mutual funds	30,037	30,037	—	—
Interest-bearing cash	18,020	18,020	—	—
Certificates of deposit	687	—	—	687
Corporate bonds	636	—	636	—
Preferred stock	467	467	—	—
U.S. government securities	426	426	—	—
Other	11	11	—	—
Short-term investments	19,087	19,087	—	—
Total	$4,356,563	$3,265,557	$1,090,319	$687

During the year ended December 31, 2014, the Plan’s transfers between Level 1 and Level 2 were not significant.

The following tables present for the Level 3 investments on the foregoing tables the changes in the Level 3 fair value category for the years ended December 31, 2015 and 2014 (in thousands):

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

3.                       FAIR VALUE MEASUREMENTS, Continued

Balance at December 31, 2014	$687
Net appreciation (depreciation) in fair value of investments	—
Purchases	753
Sales	(526)
Balance at December 31, 2015	$914
Amount of net appreciation (depreciation) for the period attributable to changes in fair value of assets still held at the reporting date	$—

Balance at December 31, 2013	$751
Net appreciation (depreciation) in fair value of investments	—
Purchases	346
Sales	(410)
Balance at December 31, 2014	$687
Amount of net appreciation (depreciation) for the period attributable to changes in fair value of assets still held at the reporting date	$—

The Plan had no financial assets that were measured at fair value on a non-recurring basis during the years ended December 31, 2015 and 2014.

4.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS

The Plan’s Stable Value Fund (the Fund) is composed primarily of Synthetic GICs.

Synthetic GICs.  A Synthetic GIC is an investment contract issued by an insurance company or other financial institution, also known as a wrap contract, backed by a portfolio of bonds or other fixed income securities that are owned by the Fund.  The assets underlying the contract are maintained separate from the issuer’s general assets, usually by the Fund’s trustee or a third party custodian.  The contracts are obligated to provide an interest rate not less than zero.

The assets underlying the contracts consist of commingled funds sponsored either by Goldman Sachs Asset Management (GSAM) or Prudential Trust Company.  The contract value of the Synthetic GICs at December 31, 2015 and 2014 was $576,742,807 and $593,936,187, respectively.

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the fair value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a monthly basis.  These contracts provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, over the duration of the underlying assets or other agreed upon period, through adjustments to the future interest crediting rates.  The issuer guarantees that all qualified participant withdrawals will occur at contract value, which represents contributions made under the contract, plus credited interest, less withdrawals made under the contract and administrative expenses.

Events Limiting Ability to Receive Contract Value.  Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

4.                       FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS WITH FINANCIAL INSTITUTIONS, Continued

provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of TRV, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund; and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  At this time, the Company does not believe that the occurrence of any events, such as those described above, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Contract Termination.  Synthetic GIC wrap contracts generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the fair value of the underlying assets equals zero.  If the fair value equals zero, the issuer of the wrap contract is obligated to pay the difference between the fair value and the contract value.

If the Fund defaults in its obligations under the contract and the default is not cured within a cure period, the issuer may terminate the contract and the Fund will retain the fair value of the underlying assets as of the date of termination.  The Synthetic GICs generally permit the issuer or investment manager to convert the wrapped portfolio to a declining duration strategy, in which case the contract would terminate at a date that corresponds to the duration of the underlying fixed income portfolio on the date of an amortization election (Amortization Election).  After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in the fair value equaling or exceeding the contract value of the wrapped portfolio by such termination date.  The Fund may make an Amortization Election if the contract permits the issuer to terminate at fair value, the issuer terminates the contract, and the contract provides for such an Amortization Election.

The Synthetic GICs are placed with financial institutions that have been approved by GSAM Stable Value, LLC’s credit review process. Currently, the Stable Value Fund’s wrap contract issuers have a Standard & Poor’s credit rating of A- or equivalent or higher. Additionally, a minimum Standard & Poor’s average credit rating of AA- or equivalent is required at purchase for the issuers of the underlying fixed income investments.

5.                       PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies.  The following transactions with related parties are specifically exempted from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code:

•                      The Plan invests in funds managed by an affiliate of FMTC, a party-in-interest as defined by ERISA as a result of being trustee of the Plan.

•                      The Plan also engages in transactions involving the acquisition or disposition of common stock of TRV, a party-in-interest with respect to the Plan.  Effective February 29, 2016, acquisitions are limited to dividends paid on shares in participant accounts invested in the TRV common stock fund for which the participant has not elected to receive dividends in cash.

THE TRAVELERS 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

6.                       PLAN TERMINATION

Although it has not expressed any intent to do so, TRV has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  Upon such termination, the Plan administrator may direct the Plan trustee to distribute participant account balances.  Upon termination of the Plan, participant account balances would vest in full.

7.                       TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by letter dated September 14, 2013, that the Plan as designed is qualified under Section 401(a) of the Internal Revenue Code and the Plan is qualified under Section 501(a) of the Internal Revenue Code.  The Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  At December 31, 2015 and 2014, the Plan had no uncertain tax positions.

Schedule 1

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value

Mutual Funds:
American Beacon Large Cap Value Fund — Institutional Class			6,139,104	$150,162,493
Baron Growth Fund — Institutional Shares			1,249,788	80,373,862
*Fidelity Puritan Fund — Class K			6,011,406	122,091,647
Goldman Sachs Midcap Value Fund — Institutional Class			2,318,716	77,004,574
Janus Enterprise Fund — Class N			1,692,402	146,646,621
JPMorgan Large Cap Growth Fund — Class R6			9,728,224	350,994,325
Neuberger Berman Genesis Fund — Class R6			2,437,752	124,422,878
PIMCO Total Return Fund - Institutional Class			7,544,443	75,972,543
Prudential QMA Small-Cap Value Fund — Class Q			2,571,470	42,249,254
Thornburg International Value Fund — Class R6			6,651,624	163,962,540
Vanguard Institutional Index Fund — Plus Class			3,635,465	678,486,905
Vanguard Mid-Cap Index Fund Institutional Plus			1,404,342	227,545,478
Vanguard Prime Money Market — Institutional Class			57,606,626	57,606,626
Vanguard Small-Cap Index Fund Institutional			960,356	50,946,884
Vanguard Total Bond Market Index Fund — Institutional Plus Class			29,751,580	316,556,816
Total Mutual Funds				2,665,023,446

Collective/Common Trust Funds:
SSgA World ex. U.S. Index Non-Lending Series Fund — Class C			21,203,653	291,465,411
SSgA Emerging Markets Index Non-Lending Series Fund — Class C			3,028,552	42,990,299
Vanguard Target Retirement Income Trust Plus			672,761	24,858,507
Vanguard Target Retirement 2010 Trust Plus			326,101	12,649,457
Vanguard Target Retirement 2015 Trust Plus			1,782,083	72,655,520
Vanguard Target Retirement 2020 Trust Plus			2,526,769	106,831,784
Vanguard Target Retirement 2025 Trust Plus			3,837,591	166,359,583
Vanguard Target Retirement 2030 Trust Plus			1,823,799	81,067,863
Vanguard Target Retirement 2035 Trust Plus			2,304,311	104,869,182
Vanguard Target Retirement 2040 Trust Plus			1,347,350	62,058,950
Vanguard Target Retirement 2045 Trust Plus			2,568,335	118,297,518
Vanguard Target Retirement 2050 Trust Plus			1,240,394	57,144,948
Vanguard Target Retirement 2055 Trust Plus			389,746	17,928,323
Total Collective/Common Trust Funds				1,159,177,345

(continued)

Schedule 1

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Fully Benefit-Responsive Investments with Financial Institutions:
Transamerica Premier Life Insurance Company, MDA00987TR:
2015 Term Fund	1.62%	Various	1,327,352	1,327,352
2016 Term Fund	1.62%	Various	14,319,788	14,319,788
2017 Term Fund	1.62%	Various	14,541,036	14,541,036
2018 Term Fund	1.62%	Various	14,876,506	14,876,506
2019 Term Fund	1.62%	Various	19,597,763	19,597,763
Dodge & Cox Gov/Credit Fund - Travelers	1.62%	Various	26,386,249	26,386,249
Intermediate Core Fund	1.62%	Various	5,031,555	52,754,955
Total Transamerica Premier Life Insurance Company, MDA00987TR				143,803,649

Pacific Life Insurance Company, G-26926.01.0001
2015 Term Fund	1.93%	Various	1,309,259	1,309,259
2016 Term Fund	1.93%	Various	16,344,009	16,344,009
2017 Term Fund	1.93%	Various	16,605,914	16,605,914
2018 Term Fund	1.93%	Various	16,602,068	16,602,068
2019 Term Fund	1.93%	Various	18,947,932	18,947,932
Intermediate Core Fund	1.93%	Various	7,113,340	74,582,098
Total Pacific Life Insurance Company, G-26926.01.0001				144,391,280

The Prudential Insurance Company of America, GA-63058
2015 Term Fund	1.83%	Various	1,463,051	1,463,051
2016 Term Fund	1.83%	Various	16,969,871	16,969,871
2017 Term Fund	1.83%	Various	16,998,874	16,998,874
2018 Term Fund	1.83%	Various	17,062,489	17,062,489
2019 Term Fund	1.83%	Various	20,557,758	20,557,758
Prudential Core Conservative Int. Bond Fund	1.83%	Various	71,237,100	71,237,100
Total Prudential Insurance Company of America, GA-63058				144,289,143

Voya Retirement Insurance and Annuity Company, MCA-60441
2015 Term Fund	1.97%	Various	725,577	725,577
2016 Term Fund	1.97%	Various	10,485,828	10,485,828
2017 Term Fund	1.97%	Various	10,519,549	10,519,549
2018 Term Fund	1.97%	Various	11,077,795	11,077,795
2019 Term Fund	1.97%	Various	10,318,311	10,318,311
Dodge & Cox Gov/Credit Fund - Travelers	1.97%	Various	101,131,675	101,131,675
Total Voya Retirement Insurance and Annuity Company, MCA-60441				144,258,735

Total Fully Benefit-Responsive Investments with Financial Institutions				576,742,807

(continued)

Schedule 1

THE TRAVELERS 401(K) SAVINGS PLAN

SCHEDULE H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2015

Description of Investment		Maturity	Number of	Current
Identity of Issue	Rate	Date	Shares/Units	Value
Common Stock:
* The Travelers Companies, Inc.			3,830,764	432,340,025
Citigroup, Inc.			234,450	12,132,787
Total Common Stock				444,472,812

*Fidelity BrokerageLink Investments				116,145,296

Short-Term Investments:
*Fidelity Management Trust Company, Institutional Cash Portfolio, MM Fund Class 1 Shares	0.20%	Due on Demand		27,838,845

*Notes receivable from participants (1)				92,566,681

Total				$5,081,967,232

See accompanying report of independent registered public accounting firm.

* Parties-in-interest as defined by ERISA.

(1) 11,666 loans, interest rates ranging from 4.25% to 10.50%, 5-year maximum term with the exception of home loans, which have a 20-year maximum term.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

THE TRAVELERS 401(k) SAVINGS PLAN
(The Plan)

Date:	June 17, 2016	By:	/s/ John P. Clifford Jr.
John P. Clifford Jr. Executive Vice President, Human Resources and Plan Administrator Member of the Administrative Committee for The Travelers 401(k) Savings Plan